press release

ArcelorMittal announces the publication of first quarter 2019 Ebitda sell-side analyst consensus figures

29 April 2019, 12:00 CET - ArcelorMittal today announces the publication of its first quarter 2019 EBITDA sell-side analysts’ consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figures below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of about 20 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
1Q 2019	15	$1,680

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the Group consensus outlined above are the following:

•	BancoSabadell - Francisco Rodriguez
•	Bank of America Merrill Lynch - Cedar Ekblom
•	BBVA - Luis de Toledo
•	Commerzbank - Ingo-Martin Schachel
•	Degroof Petercam - Frank Claassen
•	Deutsche Bank - Bastian Synagowitz
•	GVC Gaesco Beka - Iñigo Recio Pascual
•	Groupo Santander – Robert Jackson
•	ING - Stijn Demeester
•	Jefferies – Alan Spence
•	JPM – Luke Nelson
•	Macquarie - Ioannis Masvoulas
•	Morgan Stanley - Alain Gabriel
•	Oddo – Alain Williams
•	UBS – Myles Allsop